

March 2, 2015

Via E-mail
Mr. Andrew Skarupa
Chief Financial Officer
RealD Inc.
100 N. Crescent Drive, Suite 200
Beverly Hills, CA 90210

> **Re:** **RealD Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2014**
> **Filed June 5, 2014**
> **File No. 1-24818**

Dear Mr. Skarupa:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

12. Segment and geographic information

Geographic information, page 106

> We note you derive a significant portion of your revenue from your international business and disclose plans to expand your operations in Europe, Asia, Latin America and other geographic regions. Please tell us how you considered ASC 280-10-50-41 in determining no individual foreign country represents a material source of revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Andrew Skarupa
RealD Inc.
March 2, 2015
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Terry French, Branch Chief at (202) 551-3828 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director